UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)

                       QLT PhotoTherapeutics Inc.
                (formerly Quadra Logic Technologies Inc.)
               -------------------------------------------
                             (Name of Issuer)

                      Common Shares without par value
                   ----------------------------------
                     (Title of Class of Securities)


                               7473OV-10-3
                               ----------
                             (CUSIP Number)

                       LOUIS L. HOYNES, JR., ESQ.
                Senior Vice President and General Counsel
                   American Home Products Corporation
                   5 Giralda Farms, Madison, N.J. 07940
                             (201) 660-5000
                           -------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                             April 19, 1996
                        -------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7473OV-10-3

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Products Corporation ("Parent")
     Tax I.D. 13-2526821

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) N/A
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)
     [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     2,175,615 (including 500,000 Series C First Preference Shares which are convertible before December 22, 1999 including accrued but unpaid dividends into 1,141,732 Common Shares)(held by American Cyanamid Company ("ACY"), a subsidiary of Parent).

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     2,175,615 (including 500,000 Series C First Preference Shares which are convertible before December 22, 1999 including accrued but unpaid dividends into 1,141,732 Common Shares)(held by American Cyanamid Company ("ACY"), a subsidiary of Parent).

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,175,615

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.9%

14.  TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
          -------------------

     The Statement on Schedule 13D (the "Original Statement"), dated December 1, 1994, for the event which occurred on November 21, 1994, filed by American Home Products Corporation, a Delaware corporation ("Parent"), and on behalf of AC Acquisition Corp., a Delaware corporation ("AC Acquisition") is hereby amended by this Amendment No. 1, dated April 22, 1996, to report the event which occurred on April 19, 1996 and to reflect certain changes in the information previously filed relating to the Common Shares, without par value (the "Common Shares") of QLT PhotoTherapeutics Inc. ("QLT"), a British Columbia corporation, formerly known as Quadra Logic Technologies Inc., which has its principal executive offices at 529 West 6th Avenue, Vancouver, British Columbia, Canada V5Z 4H5.

     The Original Statement on Schedule 13D is hereby amended by deleting all references to "AC Acquisition Corp." as AC Acquisition Corp. has been merged with and into American Cyanamid Company ("ACY") pursuant to the consummation of the Agreement and Plan of Merger, dated August 17, 1994, as amended, among Parent, AC Acquisition Corp. and American Cyanamid Company and is no longer in existence. In addition, all references to "Quadra Logic" in the Original Statement shall be replaced by "QLT" to reflect the name change of the Issuer.

     Item 4 of the Original Statement is hereby amended to add the following language after the first paragraph:

          On April 19, 1996, Parent through its wholly-owned subsidiary ACY entered into an agreement with Nesbitt Burns of Vancouver, B.C., Canada to sell 1,000,000 Common Shares of the Company to Nesbitt Burns in a private transaction for U.S.$14,985,600 which is scheduled to close on April 25, 1996.

     Item 5 of the Original Statement is hereby amended by adding the following language after the first paragraph:

          As of April 19, 1996, assuming that the
     contemplated sale of 1,000,000 Common Shares will close on or about April 25, 1996, Parent beneficially owns 2,175,615 (including 500,000 Series C First Preference Shares which are convertible before December 22, 1999 including accrued but unpaid dividends into 1,141,732 Common Shares) which are held by ACY.

     Item 5(c) of the Original Statement is hereby amended by adding the following language after the first paragraph:

     On April 19, 1996, Parent through its wholly-owned subsidiary ACY entered into an agreement with Nesbitt Burns of Vancouver, B.C., Canada to sell 1,000,000 Common Shares of the
Company to Nesbitt Burns in a private transaction for U.S.$14,985,600 or U.S.$14.9856 per Common Share which is scheduled to close on April 25, 1996.

     Item 6 of the Original Statement is hereby amended to add the following language at the beginning of the third sentence and deleting the word "There" at the beginning of such sentence:

     "Except for the Letter Agreement attached hereto as Exhibit
II, there"

     Item 7 of the Original Statement is hereby amended to add the following language after the first paragraph:

Exhibit II     Letter Agreement, dated April 19, 1996, from
               Nesbitt Burns to ACY regarding the terms of the sale.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  April 22, 1996

                         AMERICAN HOME PRODUCTS CORPORATION

                         By:  /s/ John R. Considine
                              John R. Considine
                              Vice President - Finance

                                        Attachment A

               Executive Officers and Directors
                                of
              American Home Products Corporation

     The names and titles of the executive officers and the names of the directors of American Home Products Corporation and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of American Home Products Corporation. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to American Home Products Corporation and each individual is a United States citizen.

Name and Business Address

EXECUTIVE OFFICERS            Position; Present Principal
                              Occupation

John R. Stafford              Chairman, President and Chief
                              Executive Officer

Robert G. Blount              Senior Executive Vice President

Fred Hassan                   Executive Vice President

Stanley F. Barshay            Senior Vice President

Joseph J. Carr                Senior Vice President

Louis L. Hoynes, Jr.          Senior Vice President and General
                              Counsel

William J. Murray             Senior Vice President

David M. Olivier              Senior Vice President

John R. Considine             Vice President - Finance

Paul J. Jones                 Vice President and Comptroller

Rene R. Lewin                 Vice President - Human Resources

David Lilley                  Vice President (British Citizen)

Thomas M. Nee                 Vice President - Taxes

DIRECTORS

John R. Stafford              (as indicated above)

Robert G. Blount              (as indicated above)

Clifford L. Alexander, Jr.    President, Alexander & Associates
     Alexander & Associates   Inc. (consulting firm specializing
     400 C Street, N.E.       in workforce inclusiveness)
     Washington,D.C. 20002

Frank A. Bennack, Jr.         President and Chief Executive
     The Hearst               Officer The Hearst Corporation
     Corporation              (owns and operates communications
     959 Eighth Avenue        media)
     NY, NY 10019

Robin Chandler Duke           National Chair, Population Action
                              International

John D. Feerick               Dean of Fordham University School
     Fordham University       of Law since 1982
     School of Law
     140 West 62nd Street
     NY, NY 10023

Fred Hassan                   (as indicated above)

John P. Mascotte              Retired (1995) Chairman and CEO
     222 Purchase Street      of The Continental Corporation
     Suite 345
     Rye, NY 10580

Mary Lake Polan,              Deparatment Chair and Professor,
M.D., Ph.D.                   Stanford University School of
     Stanford University      Medicine
     School of Medicine
     100 Pasteur Drive
     Stanford, CA 94305

John R. Torell III            Chairman, Torell Management Inc.
     Torell Management Inc.   (financial advisory company)
     767 Fifth Avenue
     46th Floor
     NY, NY 10017

William Wrigley               President, Chief Executive Officer
     Wm. Wrigley Jr.          and member of the Board,
     Company                  Wm. Wrigley Jr. Company
     410 North Michigan       (international manufacturer of
     Avenue                   chewing gum products)
     Chicago, Illinois
     60611

Exhibit Index


Exhibit II     Letter Agreement, dated April 19, 1996, from
               Nesbitt Burns to ACY regarding the terms of the sale.